Mailstop 4561

March 20, 2008

Stephen Gilhuley
EVP, Secretary and General Counsel
Park Electrochemical Corp.
48 South Service Road, Suite 300
Melville, NY  11747

      **Re:    Park Electrochemical Corp.**
              **Form 10-K for the fiscal year ended February 25, 2007**
              **Filed May 10, 2007**
              **File No. 001-04415**

Dear Mr. Gilhuley:

      We have completed our review of your Form 10-K and have no further comments.

                Sincerely,

                Barbara C. Jacobs
                Assistant Director